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                                                                   EXHIBIT 99.2

                             BancFirst Corporation
                         101 NORTH BROADWAY, SUITE 200
                         OKLAHOMA CITY, OKLAHOMA 73102

                                 PRESS RELEASE

For Immediate Release: Monday, June 12, 1999
For further information call Randy Foraker, Senior Vice President and Controller, at (405) 270-1086

                BANCFIRST CORPORATION ANNOUNCES COMPLETION OF
                        ITS DUTCH AUCTION TENDER OFFER

Oklahoma City, OK - BancFirst Corporation (NASDAQ NMS: BANF) today announced the final results of its Dutch auction tender offer. The offer expired at midnight, June 1, with 1,203,523 shares tendered within the tender offer price range of $34.00 to $38.00 per share. The Company purchased 1,186,502 shares at the maximum price of $38.00 per share, which includes an additional 186,502 shares that the Company is able to purchase under a provision allowing the offer to be increased or decreased by 2% of the total shares outstanding. There was proration of 17,021 shares tendered, but not purchased, among all of the shareholders tendering shares, except for shareholders that tendered odd lots. Cash on hand and a borrowing of $7.6 million under a revolving credit line was used to pay for the purchase of the stock. Payments for the shares were distributed by the depositary, IBJ Whitehall Bank & Trust Company, on June 8.

Historical pro forma calculations as of December 31, 1998 indicate that the stock purchase will improve the Company's earnings per share by approximately $0.20 per share annually. Return on stockholders' equity will also be benefited due to the reduction of equity resulting from the purchase. The Company's capital ratios will remain well above regulatory requirements, however.

BancFirst, the Company's subsidiary bank, is Oklahoma's largest state-chartered bank with $2.26 billion in total assets and 74 banking locations serving 36 communities across Oklahoma.